

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 15, 2017

Thomas W. Reedy
Chief Financial Officer
CarMax Inc.
12800 Tuckahoe Creek Parkway
Richmond, Virginia 23238

> **Re: CarMax Inc.**
> **Form 10-K for the Fiscal Year Ended February 28, 2017**
> **Form 10-Q for the Period Ended May 31, 2017**
> **Filed April 21, 2017 and July 7, 2017**
> **File No. 1-31420**

Dear Mr. Reedy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 6. Selected Financial Data, pages 21

1. We note your disclosure of gross profit and gross profit per unit here and in Management's Discussion and Analysis of Financial Condition and Results of Operations. It appears you exclude depreciation and amortization from cost of goods sold. If so, please tell us how your presentation of this measure complies with Item 10(e)(1)(ii)(E) of Regulation S-K, which prohibits using titles for non-GAAP measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures. Additionally, please revise your presentation to disclose that the measures are non-GAAP financial measures and why management believes the non-GAAP measures provide useful information to investors. Please refer to Item 10(e) of

Regulation S-K. Please note that this comment also applies to earnings releases filed under Item 2.02 on Form 8-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 24

2. It appears that the uncertainties associated with the methods, assumptions and estimates underlying your measurement of the allowance for loan losses have a material impact on reported financial condition and operating performance and on the comparability of loan losses over different periods. As such, please tell us your consideration of disclosing the allowance for loan losses as a critical accounting estimate   Please note such disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance and should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Please refer to SEC Release 34-48960, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

3. You disclose net credit losses on managed receivables of $121.9 million for the year ended February 28, 2017 compared to your estimate of the allowance for loan losses of $94.9 as of February 29, 2016. Please tell us how the higher than expected loss rates and lower than expected recovery rates impact your future estimates of the allowance for loan losses and the timing of when those adjustments are made. In addition, please provide us with a schedule summarizing net credit losses for each of the last five years as compared to your allowance for loan losses at the previous fiscal year-end for each major credit grade and comparing the allowance for loan losses to total managed loans receivables and total past due loans receivable.

Consolidated Statements of Earnings, page 40

4. Please tell us your how your presentation of gross profit on the face of the statement of earnings complies with the guidance in ASC 225-10-S99-8, Rule 5-03 of Regulation S-X and Item 10(e) (1)(ii)(C) of Regulation S-K. In this regard, it appears you exclude depreciation and amortization from gross profit and include such amounts in selling, general and administrative expenses. If so, please revise to either: (a) include an appropriate allocation of depreciation and amortization to costs applicable to revenue or (b) remove the gross profit subtotal and relabel the costs applicable to revenue line item throughout the filing to indicate that it excludes depreciation and amortization. Refer to ASC 225-10-S99-8. See also Item 302(a) of Regulation S-K.

18. Selected Quarterly Financial Data (Unaudited)

5. Please revise your presentation in future filings to ensure gross profit presented is determined pursuant to Item 302(A)(1).

Form 10-Q for the Quarterly Period Ended May 31, 2017

Recent Accounting Pronouncements, page 9

6. Please tell us if the adoption of ASU 2016-09 resulted in a cumulative-effect adjustment to equity and, if so, the amount thereof.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding comments on the financial statements and related matters. Please me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products